SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUN 13,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

STOCK OPTION PLAN

i.       Objectives of the General Plan

-	Stimulate the expansion, the success and the corporate objectives of the Company;
-

Align the interest of its shareholders and administrators (members of the Board and the Executive Suite) and employees, enabling them to acquire shares of the Company, under the terms and conditions set forth in the General Plan.

ii.       Option Grants

-

The grants may occur periodically, through programs to be created by the Deliberative Agency, enabling the Beneficiaries to be distributed among the existing programs and allowing them to participate simultaneously in different programs;

-

Differentiated programs, approved by the Deliberative Agency, may coexist, enabling the Beneficiaries to be distributed among the existing programs and allowing them to participate simultaneously in different programs;

-

The concession of the Options shall be carried out through the Option Agreement. The exercise of the options shall occur through the execution of the subscription bulletin or the Agreement for the Purchase and Sale of Shares.

iii.       Beneficiaries

-

The administrators (members of the Board and the Executive Suite) and employees of the Company may be elected to participate in the General Plan, as well as its controlled companies, which shall be appointed to the Deliberative Agency:

	a)	Directly through the Deliberative Agency, if the appointed person is the acting President, Vice-president or Director;
	b)	By the President of the Company, if the appointed person holds another title;
-	The Deliberative Agency will select, at its own discretion, the Beneficiaries of the option grants, according to the attributions, liabilities and/or performance of each one.

iv.       Amount of shares entitled to each Beneficiary

-

The amount of shares entitled to each Beneficiary shall be defined by the Deliberative Agency and shall be mentioned in the respective Option Agreement, at least in terms of methodology for its calculation;

v.       Exercise of the options

-

The exercise of the options may occur within the terms set in the contract or in advance, as a result of the occurrence of special events or conditions that the Deliberative Agency comes to establish and that shall be expressly mentioned in the Option Agreement;

-	The portion of the option which is not eventually exercised within the terms and conditions stipulated in the contract shall lapse, with no indemnification;
-	The exercise of the option shall occur through the execution of the Subscription Agreement or the Agreement for the Purchase and Sale of Shares with the Company.

vi.       Tenure in the job or position

-

No provision of the General Plan shall confer to any Beneficiary any right in relation to their employment agreement or to tenure until the termination of the mandate as administrator or, in addition, shall interfere in any way with the right of the Company to end the employment agreement or dismiss its administrators, nor shall assure them the right of reelection to the position of administrator.

vii.       Withdrawal from the Company

-

The Deliberative Agency may establish that the options which were not exercised may become extinct, without indemnification to any Beneficiary, should the aforementioned fail to exercise the position of administrator, or in the cases of extinction of his/her employment agreement, demise, incapacity to carry out the job for more than six months or for retirement reasons;

-

The Deliberative Agency may establish special rules for the maintenance of the option right or part of the option which was not exercised, in a special term, following the event that caused the withdrawal of the Company Beneficiary, as well as establish the differentiated conditions between the circumstance of withdrawal for the interest of the Company and for just cause;

-	The Deliberative Agency may establish as a special event, which generates the right to exercise partially or totally the option, the transfer of control to the Company.

viii.       Payment conditions

-	The price of each share shall be paid cash down, at the exercise of the option, with the Beneficiary’s own funds;
-

Alternatively, the Deliberative Agency may approve the concession of a term of up to ten days for the payment of the shares whose right has been exercised or, in addition, approve the concession of a short-term loan to the Beneficiary, in order for the Beneficiary to exercise the right.

ix.       Dividends

-

Should the options be exercised in the first semester, the shares shall be entitled to 100% of the dividends of the business year in which the option was exercised. Should the exercise of the options occur in the second semester, the shares shall be entitled to 50% of the dividends.

x.       Extinction of the options

-	The options shall become extinct by full right:

•	Through their full exercise;
•	Through the lapse of term for the exercise;
•	Through the withdrawal of the Beneficiary from the Company;
•

For the reason of transfer of control of the Company, in the case of the new controller wishing not to continue the plan, at least in relation to the portions whose exercise right has not yet been acquired.

xi.       Duration of the General Plan

-

The General Plan came into effect on the date of the Annual Meeting which approved it and may become extinct at any time, through decision of the Annual Meeting. The maturity of the General Plan shall not affect the efficiency of the options which are still in effect and granted with basis on it;

-	In the case of termination and liquidation of the Company, the General Plan and the options granted with basis on it shall become automatically extinct;
-

The existence of the General Plan and the granted options shall not hinder the operations for the corporate reorganization of the Company, such as transformation, incorporation, split-up or merging. The Deliberative Agency and the companies involved in the aforementioned operations shall deliberate over the adjustments to be applied fairly, to protect the legitimate interests of the Beneficiaries, and may determine, but is not limited to:

a)	The substitution of the shares subject of the options for shares of the successor Company;
b)	The advancement of the right to exercise the options;
c)	The payment in money of the amount to which the Beneficiary is entitled in the scope of the General Plan.

xii.       Summary of the General Information of the General Plan

	Preferred Share Options (Thousands)	Average Price of the Exercise (R$)
Balance on 12/31/2002	622,364	11.34
Balance on 03/31/2003	622,364	11.34

PLAN A

i.       Definition of the Plan

-	Program granted during the extension of the performance objectives achieved by the Company defined by the Board for a five-year period.

PLAN B

ii.       Definition of the Plan

-

Linked solely to the performance of the market prices of the Company shares, set with basis on the mathematical average of the market price for a thousand share lot during the last 20 stock exchange floors prior to the option grant and it shall be corrected by the IGP-M price index between the execution date of the contracts and the payment date.

MAIN FEATURES OF THE PLANS

	Plan A	Plan B
Frequency of the Concession	A maximum of every 5 years	Annual, after the approval of the Board.
Vesting	Except for special cases established by the Deliberative Agency, 100% at the end of the vesting period	Except for special cases established by the Deliberative Agency, 33% on the 24th month after the grant date; 33% on the 36th month after the grant date; 33% on the 48th months after the grant date.
Volume of Options	Set in contract according to the model of the calculation linked to the Internal Rate of Return - IRR	Calculation with basis on the target value of the program and on the estimate of valuation of the shares calculated by the Black&Scholes model.
Exercise Price	Defined in the contract according to the established model of calculation	Defined in the contract according to the Deliberative Agency.
Conditions for the Exercise	Accomplishment of the IRR objectives set forth in the contract.	Lapse of the vesting period and, eventually, at the discretion of the Deliberative Agency, accomplishment of the previously established objectives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.